Exhibit 4.4

SHAREHOLDERS AGREEMENT

        THIS SHAREHOLDERS AGREEMENT (this “Agreement”) is entered into as of February 21, 2006, by and between NIR ALON HOLDING GMBH (the “Alon Holdings”) with its principal offices at c/o Nir Alon, Altro Warenhandels GmbH, Babenbergerstrasse 9/16 – 1010 Vienna, Austria, ALTRO WARENHANDELS GMBH (“Altro”) with its principal offices at Babenbergerstrasse 9/16 – 1010 Vienna, Austria, NIR ALON of Babenbergerstrasse 9/16 – 1010 Vienna, Austria (“Alon” and together with Holdings and Altro, the “Alon Shareholder”) of Babenbergerstrasse 9/16 – 1010 Vienna, Austria, ELBIT LTD. (“Elbit”) with its principal offices at 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv, 67023, M.S. Master Investments (2002) Ltd. (“MS” and together with the Alon Shareholder and Elbit, the “Parties”) with its principal offices at c/o ScanMaster Systems (IRT) Ltd., 5B Ha’Nagar Street, Neve Ne’eman B, Hod Hasharon, Israel 45800.

        WHEREAS, the parties are party to a Shareholders Agreement, dated March 28, 2001, as amended on September 8, 2004 (the “Previous Agreement”), relating to their holdings of shares in Elbit Vision Systems Ltd. (the “Company”), which is to be terminated;

        WHEREAS, the parties are party to a Shareholders Agreement with Mivtach-Shamir Holdings Ltd. dated February 21, 2006 (the “New Shareholders Agreement”), which to date is not in effect and is anticipated to come into effect in the future in accordance with its terms;

        WHEREAS, the parties wish to set forth certain matters regarding their holdings in the Company following the termination of the Previous Agreement and prior to the effectiveness of the New Shareholders Agreement;

        NOW, THEREFORE, the parties hereby agree as follows:

    1.        Transfer of Shares by the Parties.

        1.1. Any Party (the “Selling Party”) wishing to sell or otherwise transfer Ordinary Shares of the Company, to a person or entity who is not a Permitted Transferee, as defined hereinafter, or provided that such sale or transfer is not through the facilities of the NASDAQ National Market or other stock exchange or automatic quotation system, shall be required to first make an offer to the other Parties (each an “Offeree”), as set forth below.

        1.2. The Selling Party shall send each Offeree a written offer in which the Selling Party shall specify the following information (the “Offer”): (i) the number of Ordinary Shares that the Selling Party proposes to sell or transfer (the “Offered Shares”); (ii) a representation and warranty that the Offered Shares are free and clear of all pledges, debts, security interests and other third party interests; and (iii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, together with the requested terms of payment thereof.

        The Offer shall constitute an irrevocable offer made by the Selling Party to sell to each Offeree the Offered Shares or to have such Offeree participate in such sale, on a pro-rata basis all upon the terms specified in the Offer and as described below.

        For the purpose of this Section 1, the pro-rata portion of each Offeree shall mean a fraction of the Offered Shares of which the aggregate number of shares which are held by such Offeree immediately prior to the Offer, on an outstanding basis, shall be the numerator, and the aggregate number of shares which are held at that time by all the Offerees, on an outstanding basis shall be the denominator.

        1.3. If the Offer specifies that it is contingent upon the purchase of all of the Offered Shares, the Selling Party shall be entitled to refuse to transfer the Ordinary Shares pursuant to the Offer to an Offeree if, following compliance with Section 1.5 below, the Offerees do not wish to purchase all of the Offered Shares.

        1.4. Each Offeree will notify the Selling Party whether it (i) wishes to purchase all or any portion of such Offeree’s pro-rata portion of the Offered Shares, (ii) wishes to participate in the sale to the third party, or (ii) does not wish to either purchase the Offered Shares or participate in the sale thereof. Such Offeree response must be received by the Selling Party within ten (10) days after receipt of the Offer by such Offeree (“Offeree’s Notice”).

        1.5. If the aggregate number of Offered Shares accepted by the Offerees is less than the number of Offered Shares, then the Selling Party shall send a notice to the Offerees who accepted to purchase all the Shares offered to them that shall state the number of Offered Shares for which no acceptances were delivered (“Notice of Remaining Offered Shares”). The Offerees who received a Notice of Remaining Offered Shares, may exercise an option to purchase any of the Offered Shares for which no acceptances were delivered upon the terms of the Offer. Acceptances for purchasing remaining Offered Shares must be received by the Selling Party within ten (10) days after receipt by the relevant Offerees of the Notice of Remaining Offered Shares.

        1.6. If the number of Offered Shares for which there are acceptances, is in the aggregate, equal to the number of Offered Shares, then each of the accepting Offerees shall acquire the number of shares for which he delivered notice of acceptance.

        1.7. If the number of Offered Shares for which there are acceptances, is in the aggregate, more than the number of Offered Shares, then each of the accepting Offerees shall acquire the number of shares for which he delivered notice of acceptance, and each Offeree who sent acceptance to the Notice of Remaining Offered Shares (the “Accepting Offeree”) shall acquire such number of the Remaining Offered Shares that is equal to the Remaining Offered Shares multiplied by a fraction in which the number of shares held by such Accepting Offeree immediately prior to the Offer, on an outstanding basis, shall be numerator, and the aggregate number of shares which are held at that time by all Accepting Offerees on an outstanding basis shall be the denominator.

        1.8. The Offered Shares shall become the property of each Offeree who agreed to purchase the Offered Shares on the terms specified in the Offer, against payment of the consideration as specified in the Offer. If there remain any Ordinary Shares that have not been acquired by an Offeree and the Selling Party has not exercised its right to refuse to transfer any of the Offered Shares pursuant to the Offer (as set forth in Section 2.3), then subject to the Offeree’s right under Section 2.9 below, the Selling Party may sell such remaining Ordinary Shares or, if it has exercised its right under Section 2.3, all Offered Shares to a third party, provided that such sale is consummated (i) in a bona fide transaction (ii) at a price that is not lower than that specified in the Offer; (iii) subject to payment terms that are no more favorable to the purchaser than those specified in the Offer, all within a 90 day period from the expiry of the ten (10) day period, and (iv) provided that, if the sale is not carried out on the market and the transferee following such purchase will hold shares representing three percent (3%) or more of the Company’s issued and outstanding share capital, the transferee of the Offered Shares shall become party to this Agreement and the New Shareholder Agreement.

        1.9. If an Offeree wishes to sell or otherwise transfer any or all of such Offeree’s Ordinary Shares together with the Offered Shares being sold by the Selling Party, such Offeree (the “Tag Along Shareholder”) shall, during such 10 day period, have the right to notify the Selling Party of its intention to exercise its Tag Along Right pursuant to this Section 1.9 (the “Tag Along Notice”). Following the Tag Along Notice, the Tag Along Shareholder shall add to the Ordinary Shares being sold by the Selling Party to such proposed purchaser thereof (the “Proposed Purchaser”) that number of Ordinary Shares which bears the same ratio to the total number of Ordinary Shares held by the Tag Along Shareholder, on an outstanding basis, as the ratio that the number of the Offered Shares bears to the Selling Party’s total number of Ordinary Shares of the Company, on an outstanding basis, and upon the same terms and conditions under which the Selling Party’s Ordinary Shares shall be sold.

        In the event that the Tag Along Shareholder exercises its rights hereunder, the Selling Party must cause the Proposed Purchaser to add such Ordinary Shares to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement, or reduce the number of Ordinary Shares that it proposes to sell to the Proposed Purchaser (in which case, the Selling Party and the Tag Along Shareholder will contribute the identical portion of Ordinary Shares relative to their total shareholdings in the Company, calculated on an outstanding basis), and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction.

        Notwithstanding the above said, this Section 1.9 shall not apply to sales by MS of its shares of the Company.

        1.10. Notwithstanding the foregoing, the provisions of this Section 1 shall not apply to any transfer of Ordinary Shares by a Shareholder to its Permitted Transferees. For purposes of this Agreement, the term “Permitted Transferees” shall mean an entity controlled by, controlling, or under common control with the Selling Party or a family member of such Selling Party. A transferee by operation of law shall not be considered Permitted Transferee.

        Notwithstanding anything set forth above, in the event that a banking institution realizes its pledge over shares of the Company held by a Shareholder and wishes to sell any or all of such shares, the other Shareholder whose shares of the Company are not being sold by such banking institution shall be granted a Right of First Offer with respect to such shares (in accordance with the provisions of Section 1.8 above) but shall not have the Tag-Along Right set forth in Section 1.9 above.

        1.11. Notwithstanding anything to the contrary in this Section 1, the Parties acknowledge that Elbit is a party to that certain Formation Agreement dated July 4, 1993, as amended (the “Formation Agreement”), whereby Joseph Barath and Hillel Avni (the “Other Parties”), each a party thereto, are entitled to a right of first refusal with respect to any transfers of Ordinary Shares of the Company by Elbit. Accordingly, the Parties agree that if Elbit proposes to sell or transfer any securities of the Company now or hereafter owned by Elbit to a third party as aforesaid, Elbit shall provide to the Alon Shareholder and MS (collectively, the “Current Shareholders”) the written notice required under Section 1.1.1 at the same time as Elbit notifies the Other Parties under the right of first refusal provisions of the Formation Agreement. In the event that the Other Parties exercise such right, Elbit’s written notice to the Current Shareholders shall be deemed to be void. However, Elbit shall notify the Current Shareholders of the waiver of the foregoing right by the Other Parties or expiration of the notice period for such Other Parties to fully exercise such right and a failure by both to fully exercise such right (the “Elbit Notice”), in either case within two (2) business days of receipt of such waiver or expiration of such notice period. Within five (5) business days of receipt of the Elbit Notice, the Current Shareholders shall be entitled to exercise his/its option to purchase the Offered Securities either according to his/its Pro Rata Fraction of the Offered Securities or any additional portion of the Offered Securities not taken up in accordance with the provisions of Section 1.1. Failing such option exercise, such option will lapse and the Current Shareholders will be deemed to have forfeited his/its first right of refusal to such Offered Securities.

    2.        Voting at Shareholder Meetings.

        2.1 At any meeting of the shareholders of the Company at which members of the Company’s Board of Directors (the “Board”) are to be elected, the parties hereby agree to vote or act with respect to their shares and the shares for which they hold a proxy, so as to:

(a) elect two (2) members of the Board nominated by an Alon Shareholder or any other company controlled by Alon, for as long as the Alon Shareholder holds at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company;

(b) elect one (1) member of the Board nominated by Elbit, for so long as Elbit holds at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company;

(c) elect one (1) member of the Board nominated by MS, for so long as MS holds or, has a proxy to vote the Remaining Shares (as defined below), at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company; and

(d) elect one (1) member of the Board, who shall also serve as Chairman of the Board, who is mutually agreed upon by the parties hereto, with such member initially being David Gal.

        2.2 Notwithstanding anything to the contrary in this Section 2, in the event David Gal no longer serves as Chairman of the Board, the parties hereby agree to vote or act with respect to their shares and the shares for which they hold a proxy, so as to:

(a) elect two (2) members of the Board nominated by an Alon Shareholder or any other company controlled by Alon, one (1) of which shall serve as the Chairman of the Board, for as long as the Alon Shareholder holds at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company;

(b) elect one (1) member of the Board nominated by Elbit, for so long as Elbit holds at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company;

(c) elect one (1) member of the Board nominated by MS, for so long as MS holds or, has a proxy to vote the Remaining Shares, at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company; and

(d) elect one (1) member of the Board, nominated by a majority of the Board.

        2.3 In the event that no later than six months prior to the end of the Voting Term (as defined in the Amendment to the Formation Agreement) Elbit provides notice to Hillel Avni and Yossef (Joseph) Barath that the Voting Term will terminate on July 3, 2006, then at any meeting of the shareholders of the Company at which members of the Board are to be elected, or whenever members of the Board are to be elected by written consent, in each case occurring prior to the termination of the Voting Term, then, notwithstanding anything to the contrary contained herein, Elbit and the Alon Shareholder hereby agree to vote or act with respect to their shares so as to elect Yossef (Joseph) Barath as a member of the Board for so long as he is entitled to be appointed pursuant to the Formation Agreement.

        2.4 For the purposes of this Agreement, the term “Remaining Shares” shall mean 1,080,944 Ordinary Shares of the Company held by S.R. Master Investment (2002) Ltd., 700,540 Ordinary Shares of the Company held by R.D. Master Investment (2002) Ltd. and 182, 405 shares of the Company held by Avner Shacham.

    3.        Miscellaneous

        3.1 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

        3.2 Governing Law; Jurisdiction. This Agreement shall be exclusively governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

        3.3 Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, beneficiaries and administrators of the parties hereto.

        3.4 Entire Agreement; Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of all the parties hereto.

        3.5 Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth above or at such other address as the party shall have furnished to each other party in writing in accordance with this provision or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 3.5 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

        3.6 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

        3.7 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

        3.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

        3.9 Assignability. Subject to Section 1 above, a party’s rights and obligations pursuant to this Agreement may be transferred or assigned by such Shareholder to the transferee or assignee to whom all of the shares of the Company then held by such Shareholder are transferred or assigned in one or more series of transactions, provided that such transferee becomes party to this Agreement and the New Shareholders Agreement.

    4.        Effectiveness and Termination. Notwithstanding anything to the contrary herein, this Agreement shall only become effective immediately prior to the cancellation of the Previous Agreement and shall terminate and be of no further force and effect immediately following the New Shareholders Agreement becoming effective.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ELBIT LTD.		ALTRO WARENHANDELS GMBH

By:	________________________	By:	________________________

Name:	________________________	Name:	________________________

Title:	________________________	Title:	________________________

NIR ALON	NIR ALON HOLDING GMBH
_____________________________
	By:	________________________

	Name:	________________________

	Title:	________________________

M.S. MASTER INVESTMENTS (2002) LTD.

By: ________________________

Name: ________________________

Title: ________________________